Via Facsimile and U.S. Mail
Mail Stop 03-09


May 4, 2005


Mr. William Danis
Chief Financial Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3

Re:	Med-Emerg International Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 001-13861

Dear Mr. Danis:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-K for the fiscal year ended December 31, 2004

Item 6:  Selected Financial Data

1. Please revise this table to disclose the information presented for each of the five years preceding the date of the filing. Because the information is provided in a currency that is not the functional currency of the company, provide a history of the exchange rates for the past five years. In addition provide any U.S. GAAP amounts included in the reconciliation of the financial statements. Refer to
Items 301(a) and Instructions 5 and 6 to Item 301.

2. Please include the Supplementary Financial Information required by this form. Refer to Item 302 of Regulation S-X.

Item 7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

3. In accordance with Rule 303(a) of Regulation S-K, please provide
MD&A discussions for all three years presented in the financial statements not just the two years currently discussed.

Liquidity and Capital Resources

4. Please revise this discussion to better address the factors that resulted in the changes to the historical liquidity. For instance the company references an increase in working capital, but includes very little discussion of what resulted in that working capital increase. In doing so, include a discussion of the underlying reasons for the material changes, including the specific inflows and outflows generated from operations, investing, and financing, consistent with Section IV of Financial Reporting Release 72.

5. Please include in your tabular disclosure of contractual obligations the obligations arising from long-term debt and notes payable in accordance with Rule 303(a)(5) of Regulation S-K.

6. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations, please discuss accounting estimates or assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.


Financial Statements

General

7. Please provide an analysis of the changes in each caption of other stockholders` deficit presented in the balance sheets as required under Rule 3-04 of Regulation S-X.

Consolidated Statement of Operations and Deficit

8. Please explain to us the appropriateness of increasing the numerator in the earnings per share calculation by the "Forgiveness of preferred share dividends." Provide any references to the applicable authoritative literature that supports this treatment.

Notes to Consolidated Financial Statements

3.  Summary of Significant Accounting Policies

(f) Revenue Recognition

9. Please provide to us a more detailed discussion of the factors that make the gross method of recognition appropriate that addresses the criteria in EITF 99-19. In addition, revise this disclosure to more adequately address the appropriateness of the timing of the revenue recognition for each segment described.

4.  Discontinued Operations

Ontario Medical Clinics Sale

10. In this disclosure, the company makes the statement that "MEII and AIM continue to work together to ensure the long-term successful development of these clinics." Refer to paragraph 42 of SFAS 144. One of the criteria to be able to classify certain operations as discontinued, is that the company does not retain any significant involvement. Please explain to us the company`s determination that it does not maintain any significant continuing involvement by addressing items under paragraph 7 of EITF 03-13.

11.  Capital Stock

(a)  Share Capital

11. We note that the company expensed directly $610,000 of costs associated with the equity financing. Please explain to us why the company did not include the costs as an offset to the proceeds from the offering.


(b)  Stock Option Plan

12. We note that the company did not record any expense related to the 2.3 million options granted that are contingent upon earnings criteria. Please explain to us how the company considered paragraphs
28 and 29 of SFAS 123 related to these options in concluding not to record any expense.

13. It appears that the company only provides the number of weighted average shares exercise price for shares outstanding at year-end.
Please disclose the weighted average exercise prices for all groups of options as required under paragraph 47(a) of SFAS 123.

14.  Elimination of Deficit

14. Please note that the SEC staff does not accept a "deficit-only reclassification" in which the accumulated deficit is reclassified without a revaluation of other balance sheet items. Further, please tell us how you have met the eligibility criteria as discussed under
FRR 210.

18.  Contingent Liabilities

15. Please explain to us and disclose why the uncertainties exist related to the Goods and Services tax and the Workers Safety and Insurance premiums. Please disclose the range of potential loss related to these. In the event that such a range is not determinable, explain to us why the company is unable to determine such a range.

21.  Canadian and United States Accounting Policy Differences

(a)  Shareholder`s equity (deficit)

16. The disclosure indicates that additional equity under U.S.
GAAP
resulted from a timing difference in applying the share price.
Please disclose how this additional purchase price was allocated at the time of the acquisition as well as the timing of this acquisition.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 824-
5488
or James Atkinson, Accounting Branch Chief, at (202) 942-2826 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. William Danis
Med-Emerg International Inc.
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